
February 5, 2026

John Duke
President and Chief Executive Officer
HARVARD BIOSCIENCE INC
84 October Hill Road
Holliston, MA 01746

   Re: HARVARD BIOSCIENCE INC
     Registration Statement on Form S-3
     Filed January 30, 2026
     File No. 333-293099

Dear John Duke:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Margaret Sawicki at 202-551-7153 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Industrial Applications and Services

cc: Megan Gates